June 25, 2009

Maryse Mills-Apenteng, Esquire
Staff Attorney
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC   20549-2001

Re:	MICROS Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008
File No. 0-9993

Dear Ms. Mills-Apenteng:

The following are our responses to your letter, dated June 5, 2009, providing additional staff comments with respect to the above-captioned filing.

General

1.  We note the statement in response 1.C of your letter dated May 13, 2009, that you have “no way to detect when an authorized independent dealer books a sale to a customer in a non-embargoed country but the customer sends the product to an embargoed country.”  We note also the representation in response 1.D. of your May 13 letter that an independent distributor resells your products into Syria.  Please tell us whether your agreements with authorized dealers or distributors of your products limit or prohibit the resale or distribution of your products into countries identified by the State Department as state sponsors of terrorism.  If your agreements include provisions limiting or prohibiting such resale or distribution, tell us the consequences to your authorized dealers or resellers for breach of those provisions.

Response to Comment No. 1.  Our standard agreements with our authorized distributors do not expressly prohibit the resale or distribution of our products into countries covered by U.S. embargo restrictions.  However, our standard agreements contain requirements that the distributor, among other things: (i) obey all applicable laws and regulations; (ii) not engage in activity that may be deleterious to us; and (iii) not provide us with information that is false or misleading.  If the distributor breaches the agreement, and fails to cure the breach within the applicable cure period, if any, specified by the agreement, then we have the right to terminate the agreement.  Accordingly, if we determine that a distributor has breached its agreement, or has provided us with information that is false and misleading, we will, if appropriate under the particular circumstances, proceed to exercise the termination right under the agreement.  We also may pursue other available remedies against the distributor.

Maryse Mills-Apenteng, Esquire
June 30, 2009

Part I

Item 1. Business, page 4

General

2.  We note your response to prior comment 3 regarding your contractual arrangements with GES Singapore Pte Ltd.  Given your reliance on GES with respect to manufacturing, please confirm that you will describe in future filings the material terms of your Manufacturing Agreement with GES, including that the agreement may be terminated for convenience by either party upon prior notice.

Response to Comment No. 2.  In future filings, we will describe in more detail the material terms of our Manufacturing Agreement with GES, including the provisions for termination for convenience.  Additionally, and notwithstanding our previous response to prior comment 3, we also will file a copy of the GES agreement as an exhibit to our next periodic filing under the Exchange Act, which will be our annual report on Form 10-K for the fiscal year ended June 30, 2009.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement on Schedule 14A, filed on October 17, 2008)

Compensation Discussion and Analysis

Bonus, page 11

3.  We note your response to prior comment 9.  Please provide further support for your conclusion that quantitative disclosure of the business-level performance targets used to determine annual incentive bonuses for Mr. Jammet and Ms. Kurdle for 2008 is not material to investors’ understanding of the company’s executive compensation policies and decisions.  The fact that you have described in the proxy statement certain other components of your incentive bonus program, as referenced in the second and third paragraphs of your response, is not dispositive as to the materiality of the specific numerical performance targets in the context of your compensation policies and decisions.  In this regard, we note that it appears from the disclosure in your proxy statement that the amounts of the incentive bonuses for these named executive officers were determined entirely based on achievement of the business-level revenue and income before taxes targets.  Given the apparent significance of the business-level performance targets to the amounts of the incentive bonuses awarded to Mr. Jammet and Ms. [Kurdle], please further clarify why you believe quantitative disclosure in this regard is not material to investors’ understanding of  your compensation policies and decisions.

Maryse Mills-Apenteng, Esquire
June 30, 2009

Response to Comment No. 3.  As noted in our previous response, in assessing materiality we relied on the standard of materiality set forth in TSC Industries v. Northway, 426 U.S. 438 (1976) (“An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote,” 426 U.S., at 449) and Basic v. Levinson, 485 U.S. 224 (1988) (applying the materiality standard of TSC Industries to an Exchange Act Section 10(b) and Rule 10b-5 analysis).  Although not referenced in our earlier response, we also believe that the alternative articulation of the materiality standard in TSC Industries (“Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available”), 426 U.S., at 449, is relevant to the analysis.

Following reconsideration of our initial conclusion in light of the staff’s most recent comment, and based on the standards of materiality set forth above, we continue to believe that disclosure of the business unit performance targets for Mr. Jammet and Ms. Kurdle for fiscal 2008 is not material to an investor’s understanding of our executive compensation policies and decisions.

We recognize that, as indicated by the staff, the disclosures relating to the incentive bonus program that we already have made are not dispositive on the issue of materiality of the business unit performance targets.  Nevertheless, we believe that, in determining the effect of the business unit target disclosures on the “total mix” of information relating to our incentive bonus program, the business unit performance targets must be considered in the context of the disclosure in our proxy statement.  This disclosure already addresses the objective of the incentive bonus, the method and quantification of target bonuses, the nature of quantitative measures used to determine the bonus, and the actual bonus paid based on performance related to budgeted measures.  We acknowledge that there are circumstances where, despite the disclosures already in our proxy statement, disclosure of performance targets could add information a reasonable investor would consider important in reaching a voting or investment decision.  However, based on specific considerations regarding the business unit performance targets for Mr. Jammet and Ms. Kurdle addressed below, we believe that disclosure of the actual business unit targets, in the context of the other disclosures in the proxy statement, would not be important to a reasonable investor.

As we noted to the staff previously, we do not separately report the operating results of our Latin American region or our Leisure and Entertainment business unit.  Such disclosures are not required by Commission regulations.  The business units are not reportable business segments for the purposes of Statement of Financial Accounting Standards No. 131, and we do not otherwise provide quantitative information regarding historical or forecasted performance of these business units.  In light of the absence of any publicly-disclosed quantitative information regarding these business units, we do not believe that the mere recitation of the performance target related to these business units would be useful to an investor in analyzing our executive compensation policies and decisions.

Maryse Mills-Apenteng, Esquire
June 30, 2009

In sum, we do not believe that, in this particular context, there would be a substantial likelihood that disclosure of the business unit performance would be viewed by a reasonable investor as significantly altering the “total mix” of information already made available regarding objectives, quantitative measures, target awards and actual awards related to our incentive bonus program.  Therefore, we do not believe that the business unit performance targets for Mr. Jammet and Ms. Kurdle would be material to an investor’s understanding of our executive compensation policies and decisions.

Should you require additional information, please feel free to contact us.

/s/ Gary C. Kaufman
Gary C. Kaufman
Executive Vice President and Chief Financial Officer, MICROS Systems, Inc.